Cambior Inc.
Common Shares
13201L103
July 31, 2003


CUSIP 13201L103
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 8,241,272

6. 189,755

7. 8,241,272

8. 189,755

9. 1,500

10. n/a

11. 0.0009%

12. BD


Item 1
(a) Cambior Inc.
(b) 111 Saint-Charles St. W.
    Longueuil, QC
    J4K 5G4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares, Purchase Warrants
(e) 13201L103

Item 3
n/a

Item 4
(a) 1,500
(b) 0.0009%
(c) (i) 8,241,272
    (ii) 189,755
    (iii) 8,241,272
    (iv)  189,755

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
August 7, 2003
Neal Nenadovic
Chief Financial Officer